SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Flat Rock Core Plus Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	680 S Cache Street, Suite 100
P.O. Box 7403
Jackson, WY 83001

TELEPHONE NUMBER:	(307) 500-5200

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY
Corporation Trust Center
1209 Orange St.
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Jackson and State of Wyoming on this 9th day of May, 2022.

Flat Rock Core Plus Fund

/s/ Robert K. Grunewald
By:	Robert K. Grunewald
Sole Trustee

ATTEST:	/s/ Ryan Ripp

Name	Ryan Ripp
Title:	Secretary